ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 8, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Morgans Hotel Group Co.

Definitive Proxy Soliciting materials filed under Rule 14a-12

Filed by OTK Associates LLC et al. on April 5, 8, and 15, 2013

File Number 1-33738

Staff comment letter dated April 26, 2013

Attn:	Nicholas P. Panos, Office of Mergers & Acquisitions

Mr. Panos:

On behalf of our client, OTK Associates, LLC (“OTK”) we have set forth below OTK’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter regarding the definitive proxy soliciting materials filed under Rule 14a-12 by OTK and other participants in the solicitation relating to Morgans Hotel Group Co. (the “Company”) on April 5, 8 and 15, 2013. For ease of review, we have reproduced the Staff’s comments in italics below in the order in which they were made in the letter dated April 26, 2013.

DFAN14A filed on April 5, 2013

1. Without explanation, support, or a factual foundation as required by Note b. to Rule 14a-9, these soliciting materials appear to impermissibly impugn the character and integrity of the Morgans Hotel Group’s Board by making the following assertions:

“The board’s actions are invalid under applicable Delaware law, and will further disenfranchise stockholders while thoroughly entrenching the current board and management”;

“…attempt to both rig an election and defend a self-dealing transaction…” and

“…engaging in self-serving transactions…”

Response: OTK respectfully notes the Staff’s comment and will take this comment into account when making future filings. OTK will also make clear that statements such as these reflect OTK’s belief or opinion rather than making unequivocal statements. In addition, OTK undertakes to disclose the factual foundation for such similar opinions expressed in future filings. As support for OTK’s belief as to the statements made in the April 5 release, OTK would like to draw the Staff’s attention to the following information provided publicly by the Company. Based on the facts and circumstances of the proposed rights offering and exchange transaction (the “Proposed Transaction”), including the financial interests of certain directors and their affiliates in the Proposed Transaction, the timing of announcement of the Proposed Transaction and the irregular approval process for the proposed transaction, OTK believes that there is explanation, support and factual foundation for its opinion.

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The Proposed Transaction announced by the Company on April 1, 2013 and that is the subject of the DFAN 14A filing made by OTK on April 5, 2013 was entered into between the Company and the Yucaipa Funds, investment funds affiliated with The Yucaipa Companies (“Yucaipa”), which are controlled by Mr. Burkle, a current director, stockholder and creditor of the company. As a result of the transaction, Yucaipa will be entitled to between 1 and 3 board seats, and, in addition, Yucaipa will be permitted to acquire up to 32% of the outstanding common shares in the company as a result of an exemption to the Company’s Stockholder Rights Plan. In addition, a second director, Mr. Sasson, a close associate of Mr. Burkle, has direct ownership interest in one of the assets being exchanged and is a creditor of the Company.

•

As a result of the Proposed Transaction, Yucaipa could hold as much as 34.1% of the Company’s outstanding common stock. According to the most recent Form 4 filed by Mr. Burkle Yucaipa currently hold no common stock of the company. Yucaipa, however, holds $88 million worth of notes convertible into common stock under certain circumstances and warrants to purchase 12,500,000 shares of common stock.

•

In connection with the announcement of the Proposed Transaction, the Board moved the previously-announced stockholder meeting and record date to a date after the Proposed Transaction would have been scheduled to close, OTK believes, to assure that Yucaipa would have an opportunity to vote the newly issued shares.

•

Based on Mr. Kalisman’s experience as a member of the Board and as a member of the special transaction committee, the Board’s procedure in approving the Proposed Transaction was irregular. This procedure is more fully described in the Opinion of the Delaware Chancery Court issued on April 17, and attached hereto as Annex A, with relevant sections underlined.

•

Shortly after announcing the proposed rights offering and the new meeting date on April 1, and only after Mr. Kalisman, a participant in the solicitation, filed for a temporary restraining order in the Delaware Chancery court, the Board determined to delay the rights offering so that it is currently scheduled to occur after the new record date for the annual meeting. The Company attributed expediency of this transaction and the rights offering to financial exigencies and the requirements of Deutsche Bank, which had committed to provide financing to Yucaipa. However, the Opinion of the Delaware Chancery Court, attached hereto as Annex B with the relevant portions underlined, also suggest skepticism of this explanation.

DFAN14A filed on April 8, 2013

2. This communication conclusively and unequivocally states that the Board has engaged in the “continued waste of corporate assets to advocate for a coercive and dilutive transaction…”

Please revise and/or undertake in a future filing to make clear, if true, that the participants were only expressing an opinion. Disclose in that communication the factual foundation for such opinion, or provide the factual foundation to us on a supplemental basis.

Response: OTK respectfully notes the Staff’s comment and will take this comment into account when making future filings. OTK will also make clear that statements such as these reflect OTK’s belief or opinion rather than making unequivocal statements. In addition, OTK undertakes to disclose the factual foundation for such similar opinions expressed in future filings.

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DFAN14A filed on April 15, 2013

3. This communication conclusively and unequivocally states that the Board has engaged in:

“…ongoing attempts at self-preservation…;”

conduct involving cash allocation decisions that “will more likely be burned to fund management’s outsized compensation and employment agreements” and result in its counter proxy solicitation defense amounting to a “wasteful cash burn;”

actions reflecting a “desire to entrench and benefit management and the board at the expense of stockholders;” and an “attempt to place shares in friendly hands prior to a vote” while not disclosing that there has been announced a $100 million rights offering open to all of Morgan’s existing stockholders, including OTK;

attempts to suggest that Morgans has retained the services of “five separate law firms representing directors and management,” without acknowledging the participants’ role in launching the incident proxy contest and its role in prosecuting litigation against Morgans; and

unsubstantiated efforts to characterize Morgans’ employment arrangements as “outsized compensation and employment agreements that bear no relation to performance” and the issuance of a constructive promise that with the election to the Board of OTK’s director nominees, Morgan’s equity could be “meaningfully higher priced”.

These assertions implicitly accuse the Board of breaching its fiduciary duties even though the matter had yet to have been adjudicated at the time the assertion was made. The participants are not authorized to make legal determinations on behalf of the Delaware courts. Please revise and/or undertake in a future filing to make clear, if true, that the participants were only expressing an opinion. Disclose in that communication the factual foundation for such opinion, or provide the factual foundation to us on a supplemental basis.

Response: OTK respectfully notes the Staff’s comment and will take this comment into account when making future filings. OTK will also make clear that statements such as these reflect OTK’s belief or opinion rather than making unequivocal statements. In addition, OTK undertakes to disclose the factual foundation for such similar opinions expressed in future filings. OTK did not intend to, and does not believe that it did, claim that it was making legal determination. OTK clearly stated that it has asked the Delaware Chancery Court to invalidate the transaction. Only the court has the power to determine whether or not fiduciary duties have been breached. OTK is expressing its view that the actions taken by the current management and Board are not consistent with their fiduciary duties to all stockholders. OTK believes that the Company’s characterization of the statements quoted above are taken out of the context of a letter to stockholders where OTK advocates its position to stockholders and calls on the Board to behave in a manner that OTK, a significant stockholder of the company, views as responsible and consistent with OTK’s views of a director’s fiduciary duties and explains the reasons that OTK has asked the Delaware Chancery Court to invalidate the transaction.

In addition, OTK would like to supplementally advise the Staff of the following facts that OTK believes support the positions it expressed in its letter to stockholders.

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Within days of OTK’s proposal to solicit proxies for an alternative slate of directors, citing financial exigencies and the requirements of Deutsche Bank, the Company announced an interested party transaction with one of its own directors involving the disposal of a significant portion of the Company’s assets and a very large rights offering backed up by that same director (who alone was exempted from the Company’s shareholder’s rights plan), and changed the date of the annual meeting to assure that this one director could vote a large, and perhaps controlling, block of shares at the annual meeting. The Company has never disclosed any alternative plans considered by the Board to assure the integrity of this interested party transaction and misled one of its directors, Jason Kalisman, as to the timing of the transaction. Indeed, just days after Mr. Kalisman filed his lawsuit seeking to enjoin the transaction, the Company decided that perhaps there was not such a pressing need for such haste and delayed the transaction. Based on these facts, OTK believes that the Board’s efforts to fight the

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possibility of unfavorable election results by moving the meeting and engaging in an interested party transaction, with no apparent market check to assure the integrity of the transaction, reflects an effort to preserve their positions on the Board as opposed to looking after the interests of all stockholders.

•

Based on information disclosed by the Company in its most recent definitive proxy statement, and now, in its most recent Annual Report on Form 10-K/A, and the results of the Company’s most recent say-on-pay vote, as well as recommendations made by proxy advisory services based on detailed analysis of the Company’s compensation plans, OTK believes that the Company’s executive compensation practices are overly-generous, given the size and performance of the Company.

•

In press releases dated April 1, 2013 and April 9, 2013, the Company disclosed that the rights offering element of the Proposed Transaction (the “Rights Offering”) was open to all of the Company’s existing stockholders. In addition the Company disclosed in its April 1, 2013 press release that the Board had approved an amendment to the Company’s stockholder rights plan that would permit one stockholder to acquire up to 32% of the Company’s outstanding stock in the Rights Offering while leaving the maximum for all other stockholders at 15%. Regardless of whether the offering is available pro rata to all stockholders, a stockholder currently holding close to 15% of the Company’s outstanding voting power will not be able to take advantage of its oversubscription rights to the full extent available without a similar exemption to the rights plan.

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Based on the Company’s filings in the Delaware Chancery Court, there are currently four law firms representing the Company, Mr. Burkle and Yucaipa, Messrs. Gross and Sasson, the Company and members of the Special Committee, respectively, and, according to the notice provisions described in the agreements filed as exhibits to the Company’s Current Report on Form 8-K/A filed April 4, 2013, there is at least one additional firm representing the Company in connection with the Proposed Transaction. According to the indemnification agreements filed as exhibits to the Company’s most recent Annual Report on Form 10-K, each director is entitled to indemnification by the Company for attorneys’ fees incurred. These firms were engaged after Mr. Kalisman was found to bring a lawsuit to protect his rights as a director, as well as those of other shareholders.

•

Based on the Company’s most recent Annual report on Form 10-K the Company’s assets totaled approximately $590 million, yet its equity market capitalization as of the last day of the fiscal year was equal to approximately $160 million. OTK believes that this incongruity is a direct result of mismanagement, and its statement that “[it] believe[s], under the direction of a new board with superior industry and capital markets experience, [the] equity could be meaningfully higher priced between now and key maturity dates” is an evaluative statement of belief by a significant and experience investor, not a “constructive promise” as alleged in the comment.

*        *        *         *        *

We hope that the foregoing has been responsive to the Staff’s questions. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7473 or Rachel Phillips of our offices at (617) 235-4734.

Very truly yours,

/s/ David A. Fine

David A. Fine

cc:	Michael Olshan

Jason Kalisman

Jeffrey Katz

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Annex A

COURT OF CHANCERY

OF THE

STATE OF DELAWARE

J. TRAVIS LASTER	New Castle County Courthouse
VICE CHANCELLOR	500 N. King Street, Suite 11400
Wilmington, Delaware 19801-3734

April 17, 2013

Joel Friedlander, Esquire	A. Thompson Bayliss, Esquire
Jaclyn Levy, Esquire	Adam K. Schulman, Esquire
Bouchard Margules & Friedlander, P.A.	Sarah E. Hickie, Esquire
222 Delaware Avenue, Suite 1400	Abrams & Bayliss LLP
Wilmington, DE 19801	20 Montchanin Road, Suite 200
Wilmington, DE 19807

Michael A. Pittenger, Esquire	Raymond J. DiCamillo, Esquire
Timothy R. Dudderar, Esquire	Brock E. Czeschin, Esquire
T. Brad Davey, Esquire	Scott W. Perkins, Esquire
Matthew F. Davis, Esquire	Richards, Layton & Finger, P.A.
Potter Anderson & Corroon LLP	One Rodney Square
1313 North Market Street, 6th Floor	920 North King Street
Wilmington, DE 19801	Wilmington, DE 19801

Collins J. Seitz, Esquire	Bruce L. Silverstein, Esquire
David E. Ross, Esquire	Kathleen S. McCormick, Esquire
Eric D. Selden, Esquire	Young Conaway Stargatt & Taylor, LLP
Seitz Ross Aronstam & Moritz	1000 North King Street
1000 South West Street, Suite 400	Wilmington, DE 19801
Wilmington, DE 19801

Stephen B. Brauerman, Esquire
Vanessa R. Tiradentes, Esquire
Bayard P.A.
222 Delaware Avenue
Wilmington, DE 19801

RE: Kalisman, et al. v. Friedman, et al., C.A. No. 8447-VCL

Dear Counsel:

Plaintiff Jason Taubman Kalisman is a director of nominal defendant Morgans Hotel Group Co. (“Morgans” or the “Company”). The individual defendants are the remaining members of the Company’s board of directors. Kalisman has filed a motion to

April 17, 2013

compel (the “Motion”) seeking a determination that Morgans cannot invoke the attorney-client privilege or work product doctrine against Kalisman because of his status as a director. The defendants opted to file a redundant cross-motion for protective order. See Ch. Ct. R. 37(a)(4)(B) (“If the motion [for order compelling discovery] is denied, the Court may enter any protective order authorized under Rule 26(c)”). I have treated the cross motion as an opposition to the Motion. Subject to specified parameters, the Motion is granted.

FACTUAL BACKGROUND

Morgans is a Delaware corporation whose common stock trades on the NASDAQ. In addition to serving as a director of Morgans, Kalisman is a founding member of co-plaintiff OTK Associates, LLC (“OTK”), currently Morgans’ largest single common stockholder with approximately 13.9% of the outstanding common stock.

Kalisman has served as a director of Morgans since April 2011. From July 2011 until March 2013, he served on the Corporate Governance and Nominating Committee. In December 2011, the board established a committee to evaluate potential strategic alternatives for the Company (the “Special Committee”). The members of the Special Committee are Kalisman and defendants Michael D. Malone, Thomas L. Harrison, and Robert Friedman. The Special Committee retained Greenhill & Co., Inc. as its financial advisor and Richards, Layton & Finger, P.A. (“RLF”) as its counsel.

According to Kalisman, the Special Committee developed a range of options for the Company, but the process of exploring strategic alternatives stalled in November 2012. It then resumed in earnest shortly after March 18, 2013, when OTK announced that it would nominate candidates for election and make certain business proposals at the Company’s annual meeting. At the time, the annual meeting was scheduled for May 15 with a record date of March 22. All eight of the Company’s directors would stand for election. OTK proposed to nominate seven candidates, including Kalisman.

But while the defendants allegedly sprang into action after OTK’s announcement, they kept their activities secret from Kalisman. When he asked for information, he was told nothing was in the works.

Kalisman learned the truth on Friday, March 29, 2013, when Company counsel notified him via email that a special meeting of the board would take place the following day to review, consider, and approve a recapitalization. Under the terms of the transaction, the Company would transfer one of its signature assets, the Delano Hotel in Miami Beach, Florida, and one of its subsidiaries, The Light Group, to entities affiliated with The Yucaipa Companies LLC (collectively, the “Yucaipa Investors”). The Yucaipa Investors are controlled by defendant and Company director Ronald W. Burkle. In

April 17, 2013

exchange, the Yucaipa Investors would transfer to the Company 75,000 shares of its Series A preferred stock, warrants to purchase 12.5 million shares of its common stock, and $88 million of its notes. In addition, the Yucaipa Investors would backstop a $100 million rights offering. If any shares were not purchased in the rights offering, the Yucaipa Investors would have the right to purchase those shares. According to the complaint, the board anticipated that many of the Company’s stockholders would not participate in the rights offering and that the Yucaipa Investors would emerge with a block of approximately 32% of the Company’s common stock.

The email informing Kalisman of the special meeting attached eleven documents: (1) a summary of the recapitalization (twelve single-spaced pages); (2) draft resolutions approving the recapitalization (nineteen single-spaced pages); (3) a draft exchange agreement (ninety-one single-spaced pages including exhibits); (4) an amendment to the Company’s rights plan (three single-spaced pages); (5) amended corporate governance guidelines (seven single-spaced pages); (6) a draft investment agreement (fifty-eight single-spaced pages including schedules); (7) a membership interest purchase agreement (eighty-four single-spaced pages including exhibits); (8) a draft registration rights agreement (nineteen single-spaced pages); (9) a waiver, release, assignment and termination agreement (seven single-spaced pages); (10) a Deutsche Bank commitment letter (eighty-three single-spaced pages including schedules); and (11) a CFO certificate (two single-spaced pages).

Later on March 29, 2013, the Special Committee’s counsel notified Kalisman via email that the committee members would convene the next day to consider the recapitalization. The email attached (i) a memorandum from counsel opining that the recapitalization would not require a stockholder vote under Section 271 of the Delaware General Corporation Law (fifteen single-spaced pages) and (ii) draft committee resolutions (eight single-spaced pages). During the evening of March 29, Greenhill distributed a presentation on valuation issues (fifty-four pages).

Traditionally, the Company had not scheduled special meetings on such short notice. Nor had the Company traditionally provided such extensive amounts of information on the day before a meeting.

On March 30, 2013, at 2:00 p.m., the Special Committee met. Kalisman objected to the adequacy of notice. The Special Committee then voted to create a subcommittee comprising the directors other than Kalisman. After that, the meeting was adjourned.

On March 30, 2013, at 4:30 p.m., the board met. Kalisman objected to the adequacy of notice. The Special Committee members were asked to vote on the recapitalization. Other than Kalisman, they voted in favor. The board then voted on the recapitalization. Other than Kalisman, they voted in favor.

April 17, 2013

On April 1, 2013, Morgans announced the recapitalization. Morgans also announced that it was postponing the annual meeting until July 10 and deferring the record date until May 29. Morgans stated that the purpose of the postponement was to enable stockholders who purchased shares in the rights offering to vote at the annual meeting. The rights were scheduled to begin trading on April 18 with the subscription period to end on May 8.

Also on April 1, 2013, Kalisman filed a complaint challenging the postponement of the annual meeting, the resetting of the record date, and the completion of the recapitalization. Kalisman sought a prompt hearing on a motion for a temporary restraining order to be followed by a hearing on an application for preliminary injunction. The defendants opposed expedition, arguing among other things that the Company’s liquidity constraints made it critical that the recapitalization close as scheduled and that further harm would result because Deutsche Bank’s commitment letter would expire. A hearing on the motion for a temporary restraining order was scheduled for April 17, the day before the rights would begin to trade. A hearing on an application for preliminary injunction was scheduled for May 13.

On April 9, 2013, the Company announced that it had rescheduled the rights offering so that the subscription period would not close until after the record date for the Company’s annual meeting. Apparently the Company’s liquidity constraints were not as dire, nor Deutsche Bank as inflexible, as previously represented. In light of the Company’s change of position, the hearing on the motion for temporary restraining order was taken off the calendar.

Meanwhile, Kalisman moved forward with this litigation, and OTK intervened to cure the defendants’ objection that Kalisman lacked standing to sue derivatively on behalf of the Company. On April 3, 2013, Kalisman served his first requests for production of documents. That same day, Kalisman asked the defendants to explain how they proposed to handle the attorney-client privilege and work product doctrine in light of Kalisman’s status as a director. The defendants said they were considering it.

On April 4, 2013, Kalisman served a subpoena on the Company’s legal advisors at Potter, Anderson & Corroon LLP, which represented Morgans in the period leading up to the announcement of the recapitalization. Kalisman also served a subpoena on RLF, counsel to the Special Committee. On April 12, Kalisman served additional subpoenas on Hogan Lovells US LLP, and Sullivan & Cromwell LLP, additional counsel to the Company. Kalisman followed up unsuccessfully with the defendants to determine their position on privilege. To address the risk of waiver, Kalisman proposed a three-tier confidentiality stipulation that would include a “Kalisman-only” category of documents.

April 17, 2013

Not until April 11, 2013, did the defendants finally respond substantively on the privilege issue, taking the position that they would assert the attorney-client privilege and work product doctrine notwithstanding Kalisman’s status as a director. On April 15, Kalisman filed the Motion, in which he asserts that the defendants cannot invoke the attorney-client privilege or work product doctrine against him.

LEGAL ANALYSIS

A director’s right to information is “essentially unfettered in nature.” Schoon v. Troy Corp., 2006 WL 1851481, at *1 n.8 (Del. Ch. June 27, 2006) (quoting Milstein v. DEC Ins. Brokerage Corp., C.A. Nos. 17586, 17587, at 3 (Del. Ch. Feb. 1, 2000) (TRANSCRIPT)); accord Intrieri v. Avatex, 1998 WL 326608, at *1 (Del. Ch. June 12, 1998); Belloise v. Health Mgmt., Inc., 1996 Del. Ch. LEXIS 127, at *36 (Del. Ch. June 11, 1996) (Allen, C.). The right includes “equal access to ‘board information.’” Moore Bus. Forms, Inc. v. Cordant Hldgs. Corp., 1996 WL 307444, at *5 (Del. Ch. June 4, 1996); accord Intrieri, 1998 WL 326608, at *1 (“a sitting director is entitled to . . . receive whatever the other directors are given”). A company “cannot pick and choose which directors will receive [which] information.” Hall v. Search Capital Grp., Inc., 1996 WL 696921, at *2 (Del. Ch. Nov. 15, 1996).

The director’s right to information extends to privileged material. As a general rule, “a corporation cannot assert the privilege to deny a director access to legal advice furnished to the board during the director’s tenure.” Moore, 1996 WL 307444, at *4; see id. at *6 (“Mr. Rogers was a member of that board, having the same status as the other directors. No basis exists to assert the privilege against him . . . ..”). The rationale for this rule is that “all directors are responsible for the proper management of the corporation, and thus, should be treated as a ‘joint client’ when legal advice is rendered to the corporation through one of its officers or directors.” Donald J. Wolfe, Jr. & Michael A. Pittenger, Corporate and Commercial Practice in the Delaware Court of Chancery § 7.02[d], 7-46 (2012) (footnote omitted); see Moore, 1996 WL 307444, at 4 n.4 (same); Kirby v. Kirby, 1987 WL 14862, at *7 (Del. Ch. July 29, 1987) (same).

Under these precedents, Morgans cannot pick and choose which directors get information by asserting the attorney-client privilege against Kalisman but not against the defendant directors. Kalisman has a right of equal access to the materials he seeks in his capacity as a director of Morgans and in light of his status as a joint client of the subpoenaed law firms. Under Delaware law, there is no privilege “[a]s to a communication relevant to a matter of common interest between or among 2 or more clients if the communication was made by any of them to a lawyer retained or consulted in common, when offered in an action between or among any of the clients.” D.R.E. 502(d)(6); see 1 Paul R. Rice, Attorney-Client Privilege In The United States § 4:30 (2012) (“[B]ecause each client has equal rights to the protection of the privilege, one of the joint clients . . . cannot assert the privilege against the other if they subsequently become adversaries.”).

April 17, 2013

Citing cases from other jurisdictions, the defendants argue for a different rule under which a board majority can invoke the attorney-client privilege against a fellow director and deprive the director of information. See Am. S.S. Owners Mut. Protection & Indem. Ass’n, Inc. v. ALCOA S.S. Co., Inc., 232 F.R.D. 191, 198 (S.D.N.Y. 2005) (federal common law); Milroy v. Hanson, 875 F. Supp. 646 (D. Neb. 1995) (Nebraska law). Those decisions do not accurately describe the law of this State. Under Delaware law, each director has a right to information that is “correlative with his duty to protect and preserve the corporation.” Henshaw v. Am. Cement Corp., 252 A.2d 125, 128 (Del. Ch. 1969). “The rights of directors to access the corporate books and records are recognized by Delaware law as of fundamental importance and a necessary concomitant to the imposition upon directors of fiduciary duties.” Holdgreiwe v. The Nostalgia Network, Inc., 1993 WL 144604, at *3 (Del. Ch. Apr. 29, 1993).

There are three recognized limitations on a director’s ability to access privileged information. First, the director’s right can be diminished “by an ex ante agreement among the contracting parties.” See Moore, 1996 WL 307444, at *5. The extent to which an ex ante agreement is subject to recognized limitations on the ability of a fiduciary to contract away its duties or agree to conduct that would lead to breach has not been fully determined. No one alleges that an ex ante agreement existed in this case, so I do not address this limitation further.

Second, a board can act “pursuant to 8 Del. C. § 141(c) and openly with the knowledge of [the excluded director] to appoint a special committee.” Moore, 1996 WL 307444, at *6. A committee “would [be] free to retain separate legal counsel, and its communications with that counsel would [be] properly protected,” at least to the extent necessary for the committee’s ongoing work, such as conducting a special committee investigation or negotiating an interested transaction. Id. The degree to which such a committee would need to provide some form of update periodically or upon request to other directors or the board has not been fully determined and is likely fact-dependent, as is the extent to which a committee can protect its information from other directors or the board after its work has been completed. In the current case, Kalisman was a member of the Special Committee and a joint client of RLF. His fellow directors did not act openly and with his knowledge until March 30, when the other members of the Special Committee formed the subcommittee. Kalisman has challenged the formation of the subcommittee, but for present purposes I will treat its formation as sufficient for the valid assertion of privilege with respect to the committee’s work and RLF’s advice from that point onward.

April 17, 2013

Third, a board or a committee can withhold privileged information once sufficient adversity exists between the director and the corporation such that the director could no longer have a reasonable expectation that he was a client of the board’s counsel. See SBC Interactive, Inc. v. Corporate Media P’rs, 1997 WL 770715, at *6 (Del. Ch. Dec. 9, 1997). In this case, the adversity exception applies from March 30, 2013 on with respect to the recapitalization and the matters at issue in this litigation. After the meetings of the Special Committee and the board on that date, Kalisman could no longer have a reasonable expectation that he was a client of the board’s counsel or the Special Committee’s counsel with respect to the recapitalization and other matters placed at issue in this case. Although tensions likely began rising between Kalisman and his fellow directors as soon as OTK proposed to nominate its own slate, the defendants chose to respond in secret and to conceal their activities until March 30. Company counsel went so far as to represent to Kalisman, days before the March 30 meeting, that no transaction was under consideration. In light of the defendants’ efforts to mislead Kalisman, it would be inequitable to give them the benefit of an earlier date for purposes of limiting Kalisman’s informational rights.

The defendants contend that Kalisman will use privileged information to harm the Company in violation of his fiduciary duties. Delaware law presumes that directors act “in good faith and in the honest belief that the action taken was in the best interests of the company.” Aronson v. Lewis, 473 A.2d 805, 812 (Del. 1984). Fear that a director “may abuse his position as a director and make information available to persons hostile to the [c]orporation or otherwise not entitled to it” does not provide grounds for the corporation to refuse to provide the information. Henshaw, 252 A.2d at 129. “If [Kalisman] does violate his fiduciary duty in this regard, then the Corporation has its remedy in the courts.” Id. The fact that a director potentially faces a breach of fiduciary duty claim and remedial consequences if he misuses information serves to ensure that a director only will assert his rights when his need for information is bona fide.

If Morgans had concrete evidence that Kalisman would use privileged information improperly, then that fact might counsel in favor of a different result. See Schoon v. Troy Corp., 2006 WL 1851481, at *1 (Del. Ch. June 27, 2006) (finding that director had improper purpose for seeking information when director represented stockholder that wanted to sell its shares and director would be compensated by the stockholder based on a percentage of the price achieved). It is far from clear at this stage whether either side can claim the moral high ground. “As former Chancellor Allen has said, the most interesting corporate law cases involve the color gray, with contending parties dueling over close questions of law, in circumstances when it is possible for each of the contestants to claim she was acting in good faith.” Hollinger Int’l, Inc. v. Black, 844 A.2d 1022, 1028 (Del. Ch. 2004) (citing William T. Allen, Ambiguity In Corporation Law, 22 Del. J. Corp. L. 894, 899 (1997)), aff’d, 872 A.2d 559 (Del. 2005). One can readily envision scenarios in which both sides could believe they were acting loyally and in a manner required by their fiduciary duties.

April 17, 2013

The defendants also argue that Kalisman will share the information with OTK. When a director serves as the designee of a stockholder on the board, and when it is understood that the director acts as the stockholder’s representative, then the stockholder is generally entitled to the same information as the director. See Moore, 1996 WL 307444, at *4; KLM v. Checchi, 1997 WL 525861, at *2-3 (Del. Ch. July 23, 1997); AOC Ltd. P’ship v. Horsham Corp., 1992 WL 97220, at *1 (Del. Ch. May 5, 1992). Any dispute on this issue is not yet ripe, because Kalisman has undertaken not to share privileged information with OTK, and his three-tiered confidentiality order implements this approach.

Because Kalisman has included in his complaint counts that seek to enforce his informational rights under the common law and pursuant to Section 220(d), the defendants say it would be improper to grant him the same information in discovery in this proceeding. See, e.g., Norfolk Cnty. Ret. Sys. v. Jos. A. Bank Clothiers, Inc., 2009 WL 353746, at *13 n.106 (Del. Ch. Feb. 12, 2009), aff’d, 977 A.2d 899 (Del. 2009) (TABLE). At this point in the case, the informational counts are likely superfluous. What Kalisman actually seeks is discovery in support of his plenary claims.

The defendants argue most vigorously that Kalisman cannot obtain discovery because he lacks standing to sue derivatively for breach of fiduciary duty. Kalisman asserted those claims originally because only he knew the relevant information, no stockholder was in a position to sue, time was of the essence, and consequently a “failure of justice” would occur if Kalisman did not bring the action. Schoon v. Smith, 953 A.2d 196, 210 (Del. 2008). Consistent with the Delaware Supreme Court’s decision in Schoon, OTK promptly intervened in its capacity as a stockholder to assert the derivative claims. See id. at 208-09 (holding that there was no need for director derivative standing on the facts presented because the stockholder that had nominated the director was able to sue).

Kalisman argues that he continues to have standing to maintain the derivative claims because there is information that OTK cannot access. I need not reach that issue, because Kalisman has standing to maintain and can seek discovery with respect to his direct claims. To establish standing, a plaintiff must demonstrate that (i) he suffered an injury in fact, (ii) there is a causal connection between the injury and the conduct complained of, and (iii) the injury will likely be redressed by a favorable decision. In re Celera Corp. S’holder Litig., 59 A.3d 418, 429 (Del. 2012). Kalisman contends that the board and Special Committee meetings were improperly noticed and that the defendants breached an obligation to deal candidly with him as a director. He alleges that he suffered an injury to his rights when the defendants violated Delaware law and Section

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2.4 of the Company’s bylaws by failing to provide adequate notice of the March 30 meetings and more generally when they froze him out of the deliberative process. The injuries to Kalisman and his legal rights resulted directly from the defendants’ actions, and a favorable decision would remedy Kalisman’s injuries by potentially invalidating the votes taken at the meetings and the resulting transactions. Kalisman therefore has standing to pursue his direct claims. All of the information that Kalisman seeks is relevant to and discoverable in connection with his direct claims.

The defendants lastly argue that Kalisman’s requests are too numerous and overly broad. They ask at a minimum that the law firms be obligated only to produce external communications. Having reviewed Kalisman’s requests, they appear appropriately targeted for this action and are drafted in a straightforward manner. The parties have negotiated search terms, and the volume of documents to be reviewed is not excessive in light of the gravity of the issues and the number of sophisticated law firms involved. The granting of the motion to compel should lessen the burden on the defendants, because they will not have to review documents for privilege or prepare a privilege log. Although the defendants have identified two transcript rulings in which the Court limited the production obligation of law firms to external communications when the waiver of privilege resulted from an advice-of-counsel defense, the current situation is different. In an advice-of-counsel situation, the key question is what the client was told. Here, the issues to be litigated involve the planning and scheduling of the meetings and the related structuring of the recapitalization. Just as internal discussions among investment bankers are relevant to transactional challenges and routinely produced, the internal discussions among lawyers are relevant and subject to production here.

The foregoing discussion has focused on the attorney-client privilege, but the principles apply equally to work product. A law firm cannot invoke the work product doctrine against its own client. See, e.g., Spivey v. Zant, 683 F.2d 881, 885 (5th Cir. 1983) (“[T]he work product doctrine does not apply to the situation in which a client seeks access to documents or other tangible things created or amassed by his attorney during the course of the representation.”); Gottlieb v. Wiles, 143 F.R.D. 241, 247 (D. Colo. 1992) (“An attorney may not withhold work product from his own client.”).

CONCLUSION

The Motion is granted. Defendants cannot assert the attorney-client privilege or work product doctrine against Kalisman, except as to legal advice and work product relating to the matters that are the subject of this litigation and post-date the board meeting on March 30, 2013. The documents shall be produced subject to Kalisman’s proposed three-tier confidentiality order and may be designated as “Kalisman-only” to the extent applicable.

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This ruling addresses only the production of documents. It does not address their use or potential restrictions that may be necessary to avoid or limit any waiver of privilege. Once Kalisman and his counsel have identified the documents that Kalisman intends to use in this litigation, the parties shall meet and confer regarding what additional precautions, if any, may be appropriate.

Sincerely yours,

/s/ J. Travis Laster

J. Travis Laster
JTL/krw	Vice Chancellor

Annex B

COURT OF CHANCERY

OF THE

STATE OF DELAWARE

J. TRAVIS LASTER	New Castle County Courthouse
VICE CHANCELLOR	500 N. King Street, Suite11400
Wilmington, Delaware 19801-3734

April 17, 2013

Joel Friedlander, Esquire	A. Thompson Bayliss, Esquire
Jaclyn Levy, Esquire	Adam K. Schulman, Esquire
Bouchard Margules & Friedlander, P.A.	Sarah E. Hickie, Esquire
222 Delaware Avenue, Suite 1400	Abrams & Bayliss LLP
Wilmington, DE 19801	20 Montchanin Road, Suite 200
Wilmington, DE 19807

Michael A. Pittenger, Esquire	Raymond J. DiCamillo, Esquire
Timothy R. Dudderar, Esquire	Brock E. Czeschin, Esquire
T. Brad Davey, Esquire	Scott W. Perkins, Esquire
Matthew F. Davis, Esquire	Richards, Layton & Finger, P.A.
Potter Anderson & Corroon LLP	One Rodney Square
1313 North Market Street, 6th Floor	920 North King Street
Wilmington, DE 19801	Wilmington, DE 19801

Collins J. Seitz, Esquire	Bruce L. Silverstein, Esquire
David E. Ross, Esquire	Kathleen S. McCormick, Esquire
Eric D. Selden, Esquire	Young Conaway Stargatt & Taylor, LLP
Seitz Ross Aronstam & Moritz	1000 North King Street
1000 South West Street, Suite 400	Wilmington, DE 19801
Wilmington, DE 19801

Stephen B. Brauerman, Esquire
Vanessa R. Tiradentes, Esquire
Bayard P.A.
222 Delaware Avenue
Wilmington, DE 19801

RE:	Kalisman, et al. v. Friedman, et al., C.A. No. 8447-VCL

Dear Counsel:

Plaintiff Jason Taubman Kalisman is a director of nominal defendant Morgans Hotel Group Co. (“Morgans” or the “Company”). The individual defendants are the remaining members of the Company’s board of directors. Kalisman has filed a motion to

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compel (the “Motion”) seeking a determination that Morgans cannot invoke the attorney-client privilege or work product doctrine against Kalisman because of his status as a director. The defendants opted to file a redundant cross-motion for protective order. See Ch. Ct. R. 37(a)(4)(B) (“If the motion [for order compelling discovery] is denied, the Court may enter any protective order authorized under Rule 26(c)”). I have treated the cross motion as an opposition to the Motion. Subject to specified parameters, the Motion is granted.

FACTUAL BACKGROUND

Morgans is a Delaware corporation whose common stock trades on the NASDAQ. In addition to serving as a director of Morgans, Kalisman is a founding member of co-plaintiff OTK Associates, LLC (“OTK”), currently Morgans’ largest single common stockholder with approximately 13.9% of the outstanding common stock.

Kalisman has served as a director of Morgans since April 2011. From July 2011 until March 2013, he served on the Corporate Governance and Nominating Committee. In December 2011, the board established a committee to evaluate potential strategic alternatives for the Company (the “Special Committee”). The members of the Special Committee are Kalisman and defendants Michael D. Malone, Thomas L. Harrison, and Robert Friedman. The Special Committee retained Greenhill & Co., Inc. as its financial advisor and Richards, Layton & Finger, P.A. (“RLF”) as its counsel.

According to Kalisman, the Special Committee developed a range of options for the Company, but the process of exploring strategic alternatives stalled in November 2012. It then resumed in earnest shortly after March 18, 2013, when OTK announced that it would nominate candidates for election and make certain business proposals at the Company’s annual meeting. At the time, the annual meeting was scheduled for May 15 with a record date of March 22. All eight of the Company’s directors would stand for election. OTK proposed to nominate seven candidates, including Kalisman.

But while the defendants allegedly sprang into action after OTK’s announcement, they kept their activities secret from Kalisman. When he asked for information, he was told nothing was in the works.

Kalisman learned the truth on Friday, March 29, 2013, when Company counsel notified him via email that a special meeting of the board would take place the following day to review, consider, and approve a recapitalization. Under the terms of the transaction, the Company would transfer one of its signature assets, the Delano Hotel in Miami Beach, Florida, and one of its subsidiaries, The Light Group, to entities affiliated with The Yucaipa Companies LLC (collectively, the “Yucaipa Investors”). The Yucaipa Investors are controlled by defendant and Company director Ronald W. Burkle. In

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exchange, the Yucaipa Investors would transfer to the Company 75,000 shares of its Series A preferred stock, warrants to purchase 12.5 million shares of its common stock, and $88 million of its notes. In addition, the Yucaipa Investors would backstop a $100 million rights offering. If any shares were not purchased in the rights offering, the Yucaipa Investors would have the right to purchase those shares. According to the complaint, the board anticipated that many of the Company’s stockholders would not participate in the rights offering and that the Yucaipa Investors would emerge with a block of approximately 32% of the Company’s common stock.

The email informing Kalisman of the special meeting attached eleven documents: (1) a summary of the recapitalization (twelve single-spaced pages); (2) draft resolutions approving the recapitalization (nineteen single-spaced pages); (3) a draft exchange agreement (ninety-one single-spaced pages including exhibits); (4) an amendment to the Company’s rights plan (three single-spaced pages); (5) amended corporate governance guidelines (seven single-spaced pages); (6) a draft investment agreement (fifty-eight single-spaced pages including schedules); (7) a membership interest purchase agreement (eighty-four single-spaced pages including exhibits); (8) a draft registration rights agreement (nineteen single-spaced pages); (9) a waiver, release, assignment and termination agreement (seven single-spaced pages); (10) a Deutsche Bank commitment letter (eighty-three single-spaced pages including schedules); and (11) a CFO certificate (two single-spaced pages).

Later on March 29, 2013, the Special Committee’s counsel notified Kalisman via email that the committee members would convene the next day to consider the recapitalization. The email attached (i) a memorandum from counsel opining that the recapitalization would not require a stockholder vote under Section 271 of the Delaware General Corporation Law (fifteen single-spaced pages) and (ii) draft committee resolutions (eight single-spaced pages). During the evening of March 29, Greenhill distributed a presentation on valuation issues (fifty-four pages).

Traditionally, the Company had not scheduled special meetings on such short notice. Nor had the Company traditionally provided such extensive amounts of information on the day before a meeting.

On March 30, 2013, at 2:00 p.m., the Special Committee met. Kalisman objected to the adequacy of notice. The Special Committee then voted to create a subcommittee comprising the directors other than Kalisman. After that, the meeting was adjourned.

On March 30, 2013, at 4:30 p.m., the board met. Kalisman objected to the adequacy of notice. The Special Committee members were asked to vote on the recapitalization. Other than Kalisman, they voted in favor. The board then voted on the recapitalization. Other than Kalisman, they voted in favor.

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On April 1, 2013, Morgans announced the recapitalization. Morgans also announced that it was postponing the annual meeting until July 10 and deferring the record date until May 29. Morgans stated that the purpose of the postponement was to enable stockholders who purchased shares in the rights offering to vote at the annual meeting. The rights were scheduled to begin trading on April 18 with the subscription period to end on May 8.

Also on April 1, 2013, Kalisman filed a complaint challenging the postponement of the annual meeting, the resetting of the record date, and the completion of the recapitalization. Kalisman sought a prompt hearing on a motion for a temporary restraining order to be followed by a hearing on an application for preliminary injunction. The defendants opposed expedition, arguing among other things that the Company’s liquidity constraints made it critical that the recapitalization close as scheduled and that further harm would result because Deutsche Bank’s commitment letter would expire. A hearing on the motion for a temporary restraining order was scheduled for April 17, the day before the rights would begin to trade. A hearing on an application for preliminary injunction was scheduled for May 13.

On April 9, 2013, the Company announced that it had rescheduled the rights offering so that the subscription period would not close until after the record date for the Company’s annual meeting. Apparently the Company’s liquidity constraints were not as dire, nor Deutsche Bank as inflexible, as previously represented. In light of the Company’s change of position, the hearing on the motion for temporary restraining order was taken off the calendar.

Meanwhile, Kalisman moved forward with this litigation, and OTK intervened to cure the defendants’ objection that Kalisman lacked standing to sue derivatively on behalf of the Company. On April 3, 2013, Kalisman served his first requests for production of documents. That same day, Kalisman asked the defendants to explain how they proposed to handle the attorney-client privilege and work product doctrine in light of Kalisman’s status as a director. The defendants said they were considering it.

On April 4, 2013, Kalisman served a subpoena on the Company’s legal advisors at Potter, Anderson & Corroon LLP, which represented Morgans in the period leading up to the announcement of the recapitalization. Kalisman also served a subpoena on RLF, counsel to the Special Committee. On April 12, Kalisman served additional subpoenas on Hogan Lovells US LLP, and Sullivan & Cromwell LLP, additional counsel to the Company. Kalisman followed up unsuccessfully with the defendants to determine their position on privilege. To address the risk of waiver, Kalisman proposed a three-tier confidentiality stipulation that would include a “Kalisman-only” category of documents.

April 17, 2013

Not until April 11, 2013, did the defendants finally respond substantively on the privilege issue, taking the position that they would assert the attorney-client privilege and work product doctrine notwithstanding Kalisman’s status as a director. On April 15, Kalisman filed the Motion, in which he asserts that the defendants cannot invoke the attorney-client privilege or work product doctrine against him.

LEGAL ANALYSIS

A director’s right to information is “essentially unfettered in nature.” Schoon v. Troy Corp., 2006 WL 1851481, at *1 n.8 (Del. Ch. June 27, 2006) (quoting Milstein v. DEC Ins. Brokerage Corp., C.A. Nos. 17586, 17587, at 3 (Del. Ch. Feb. 1, 2000) (TRANSCRIPT)); accord Intrieri v. Avatex, 1998 WL 326608, at *1 (Del. Ch. June 12, 1998); Belloise v. Health Mgmt., Inc., 1996 Del. Ch. LEXIS 127, at *36 (Del. Ch. June 11, 1996) (Allen, C.). The right includes “equal access to ‘board information.’” Moore Bus. Forms, Inc. v. Cordant Hldgs. Corp., 1996 WL 307444, at *5 (Del. Ch. June 4, 1996); accord Intrieri, 1998 WL 326608, at *1 (“a sitting director is entitled to . . . receive whatever the other directors are given”). A company “cannot pick and choose which directors will receive [which] information.” Hall v. Search Capital Grp., Inc., 1996 WL 696921, at *2 (Del. Ch. Nov. 15, 1996).

The director’s right to information extends to privileged material. As a general rule, “a corporation cannot assert the privilege to deny a director access to legal advice furnished to the board during the director’s tenure.” Moore, 1996 WL 307444, at *4; see id. at *6 (“Mr. Rogers was a member of that board, having the same status as the other directors. No basis exists to assert the privilege against him . . . ..”). The rationale for this rule is that “all directors are responsible for the proper management of the corporation, and thus, should be treated as a ‘joint client’ when legal advice is rendered to the corporation through one of its officers or directors.” Donald J. Wolfe, Jr. & Michael A. Pittenger, Corporate and Commercial Practice in the Delaware Court of Chancery § 7.02[d], 7-46 (2012) (footnote omitted); see Moore, 1996 WL 307444, at 4 n.4 (same); Kirby v. Kirby, 1987 WL 14862, at *7 (Del. Ch. July 29, 1987) (same).

Under these precedents, Morgans cannot pick and choose which directors get information by asserting the attorney-client privilege against Kalisman but not against the defendant directors. Kalisman has a right of equal access to the materials he seeks in his capacity as a director of Morgans and in light of his status as a joint client of the subpoenaed law firms. Under Delaware law, there is no privilege “[a]s to a communication relevant to a matter of common interest between or among 2 or more clients if the communication was made by any of them to a lawyer retained or consulted in common, when offered in an action between or among any of the clients.” D.R.E. 502(d)(6); see 1 Paul R. Rice, Attorney-Client Privilege In The United States § 4:30 (2012) (“[B]ecause each client has equal rights to the protection of the privilege, one of the joint clients . . . cannot assert the privilege against the other if they subsequently become adversaries.”).

April 17, 2013

Citing cases from other jurisdictions, the defendants argue for a different rule under which a board majority can invoke the attorney-client privilege against a fellow director and deprive the director of information. See Am. S.S. Owners Mut. Protection & Indem. Ass’n, Inc. v. ALCOA S.S. Co., Inc., 232 F.R.D. 191, 198 (S.D.N.Y. 2005) (federal common law); Milroy v. Hanson, 875 F. Supp. 646 (D. Neb. 1995) (Nebraska law). Those decisions do not accurately describe the law of this State. Under Delaware law, each director has a right to information that is “correlative with his duty to protect and preserve the corporation.” Henshaw v. Am. Cement Corp., 252 A.2d 125, 128 (Del. Ch. 1969). “The rights of directors to access the corporate books and records are recognized by Delaware law as of fundamental importance and a necessary concomitant to the imposition upon directors of fiduciary duties.” Holdgreiwe v. The Nostalgia Network, Inc., 1993 WL 144604, at *3 (Del. Ch. Apr. 29, 1993).

There are three recognized limitations on a director’s ability to access privileged information. First, the director’s right can be diminished “by an ex ante agreement among the contracting parties.” See Moore, 1996 WL 307444, at *5. The extent to which an ex ante agreement is subject to recognized limitations on the ability of a fiduciary to contract away its duties or agree to conduct that would lead to breach has not been fully determined. No one alleges that an ex ante agreement existed in this case, so I do not address this limitation further.

Second, a board can act “pursuant to 8 Del. C. § 141(c) and openly with the knowledge of [the excluded director] to appoint a special committee.” Moore, 1996 WL 307444, at *6. A committee “would [be] free to retain separate legal counsel, and its communications with that counsel would [be] properly protected,” at least to the extent necessary for the committee’s ongoing work, such as conducting a special committee investigation or negotiating an interested transaction. Id. The degree to which such a committee would need to provide some form of update periodically or upon request to other directors or the board has not been fully determined and is likely fact-dependent, as is the extent to which a committee can protect its information from other directors or the board after its work has been completed. In the current case, Kalisman was a member of the Special Committee and a joint client of RLF. His fellow directors did not act openly and with his knowledge until March 30, when the other members of the Special Committee formed the subcommittee. Kalisman has challenged the formation of the subcommittee, but for present purposes I will treat its formation as sufficient for the valid assertion of privilege with respect to the committee’s work and RLF’s advice from that point onward.

April 17, 2013

Third, a board or a committee can withhold privileged information once sufficient adversity exists between the director and the corporation such that the director could no longer have a reasonable expectation that he was a client of the board’s counsel. See SBC Interactive, Inc. v. Corporate Media P’rs, 1997 WL 770715, at *6 (Del. Ch. Dec. 9, 1997). In this case, the adversity exception applies from March 30, 2013 on with respect to the recapitalization and the matters at issue in this litigation. After the meetings of the Special Committee and the board on that date, Kalisman could no longer have a reasonable expectation that he was a client of the board’s counsel or the Special Committee’s counsel with respect to the recapitalization and other matters placed at issue in this case. Although tensions likely began rising between Kalisman and his fellow directors as soon as OTK proposed to nominate its own slate, the defendants chose to respond in secret and to conceal their activities until March 30. Company counsel went so far as to represent to Kalisman, days before the March 30 meeting, that no transaction was under consideration. In light of the defendants’ efforts to mislead Kalisman, it would be inequitable to give them the benefit of an earlier date for purposes of limiting Kalisman’s informational rights.

The defendants contend that Kalisman will use privileged information to harm the Company in violation of his fiduciary duties. Delaware law presumes that directors act “in good faith and in the honest belief that the action taken was in the best interests of the company.” Aronson v. Lewis, 473 A.2d 805, 812 (Del. 1984). Fear that a director “may abuse his position as a director and make information available to persons hostile to the [c]orporation or otherwise not entitled to it” does not provide grounds for the corporation to refuse to provide the information. Henshaw, 252 A.2d at 129. “If [Kalisman] does violate his fiduciary duty in this regard, then the Corporation has its remedy in the courts.” Id. The fact that a director potentially faces a breach of fiduciary duty claim and remedial consequences if he misuses information serves to ensure that a director only will assert his rights when his need for information is bona fide.

If Morgans had concrete evidence that Kalisman would use privileged information improperly, then that fact might counsel in favor of a different result. See Schoon v. Troy Corp., 2006 WL 1851481, at *1 (Del. Ch. June 27, 2006) (finding that director had improper purpose for seeking information when director represented stockholder that wanted to sell its shares and director would be compensated by the stockholder based on a percentage of the price achieved). It is far from clear at this stage whether either side can claim the moral high ground. “As former Chancellor Allen has said, the most interesting corporate law cases involve the color gray, with contending parties dueling over close questions of law, in circumstances when it is possible for each of the contestants to claim she was acting in good faith.” Hollinger Int’l, Inc. v. Black, 844 A.2d 1022, 1028 (Del. Ch. 2004) (citing William T. Allen, Ambiguity In Corporation Law, 22 Del. J. Corp. L. 894, 899 (1997)), aff’d, 872 A.2d 559 (Del. 2005). One can readily envision scenarios in which both sides could believe they were acting loyally and in a manner required by their fiduciary duties.

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The defendants also argue that Kalisman will share the information with OTK. When a director serves as the designee of a stockholder on the board, and when it is understood that the director acts as the stockholder’s representative, then the stockholder is generally entitled to the same information as the director. See Moore, 1996 WL 307444, at *4; KLM v. Checchi, 1997 WL 525861, at *2-3 (Del. Ch. July 23, 1997); AOC Ltd. P’ship v. Horsham Corp., 1992 WL 97220, at *1 (Del. Ch. May 5, 1992). Any dispute on this issue is not yet ripe, because Kalisman has undertaken not to share privileged information with OTK, and his three-tiered confidentiality order implements this approach.

Because Kalisman has included in his complaint counts that seek to enforce his informational rights under the common law and pursuant to Section 220(d), the defendants say it would be improper to grant him the same information in discovery in this proceeding. See, e.g., Norfolk Cnty. Ret. Sys. v. Jos. A. Bank Clothiers, Inc., 2009 WL 353746, at *13 n.106 (Del. Ch. Feb. 12, 2009), aff’d, 977 A.2d 899 (Del. 2009) (TABLE). At this point in the case, the informational counts are likely superfluous. What Kalisman actually seeks is discovery in support of his plenary claims.

The defendants argue most vigorously that Kalisman cannot obtain discovery because he lacks standing to sue derivatively for breach of fiduciary duty. Kalisman asserted those claims originally because only he knew the relevant information, no stockholder was in a position to sue, time was of the essence, and consequently a “failure of justice” would occur if Kalisman did not bring the action. Schoon v. Smith, 953 A.2d 196, 210 (Del. 2008). Consistent with the Delaware Supreme Court’s decision in Schoon, OTK promptly intervened in its capacity as a stockholder to assert the derivative claims. See id. at 208-09 (holding that there was no need for director derivative standing on the facts presented because the stockholder that had nominated the director was able to sue).

Kalisman argues that he continues to have standing to maintain the derivative claims because there is information that OTK cannot access. I need not reach that issue, because Kalisman has standing to maintain and can seek discovery with respect to his direct claims. To establish standing, a plaintiff must demonstrate that (i) he suffered an injury in fact, (ii) there is a causal connection between the injury and the conduct complained of, and (iii) the injury will likely be redressed by a favorable decision. In re Celera Corp. S’holder Litig., 59 A.3d 418, 429 (Del. 2012). Kalisman contends that the board and Special Committee meetings were improperly noticed and that the defendants breached an obligation to deal candidly with him as a director. He alleges that he suffered an injury to his rights when the defendants violated Delaware law and Section

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2.4 of the Company’s bylaws by failing to provide adequate notice of the March 30 meetings and more generally when they froze him out of the deliberative process. The injuries to Kalisman and his legal rights resulted directly from the defendants’ actions, and a favorable decision would remedy Kalisman’s injuries by potentially invalidating the votes taken at the meetings and the resulting transactions. Kalisman therefore has standing to pursue his direct claims. All of the information that Kalisman seeks is relevant to and discoverable in connection with his direct claims.

The defendants lastly argue that Kalisman’s requests are too numerous and overly broad. They ask at a minimum that the law firms be obligated only to produce external communications. Having reviewed Kalisman’s requests, they appear appropriately targeted for this action and are drafted in a straightforward manner. The parties have negotiated search terms, and the volume of documents to be reviewed is not excessive in light of the gravity of the issues and the number of sophisticated law firms involved. The granting of the motion to compel should lessen the burden on the defendants, because they will not have to review documents for privilege or prepare a privilege log. Although the defendants have identified two transcript rulings in which the Court limited the production obligation of law firms to external communications when the waiver of privilege resulted from an advice-of-counsel defense, the current situation is different. In an advice-of-counsel situation, the key question is what the client was told. Here, the issues to be litigated involve the planning and scheduling of the meetings and the related structuring of the recapitalization. Just as internal discussions among investment bankers are relevant to transactional challenges and routinely produced, the internal discussions among lawyers are relevant and subject to production here.

The foregoing discussion has focused on the attorney-client privilege, but the principles apply equally to work product. A law firm cannot invoke the work product doctrine against its own client. See, e.g., Spivey v. Zant, 683 F.2d 881, 885 (5th Cir. 1983) (“[T]he work product doctrine does not apply to the situation in which a client seeks access to documents or other tangible things created or amassed by his attorney during the course of the representation.”); Gottlieb v. Wiles, 143 F.R.D. 241, 247 (D. Colo. 1992) (“An attorney may not withhold work product from his own client.”).

CONCLUSION

The Motion is granted. Defendants cannot assert the attorney-client privilege or work product doctrine against Kalisman, except as to legal advice and work product relating to the matters that are the subject of this litigation and post-date the board meeting on March 30, 2013. The documents shall be produced subject to Kalisman’s proposed three-tier confidentiality order and may be designated as “Kalisman-only” to the extent applicable.

April 17, 2013

This ruling addresses only the production of documents. It does not address their use or potential restrictions that may be necessary to avoid or limit any waiver of privilege. Once Kalisman and his counsel have identified the documents that Kalisman intends to use in this litigation, the parties shall meet and confer regarding what additional precautions, if any, may be appropriate.

Sincerely yours,

/s/ J. Travis Laster

J. Travis Laster
JTL/krw	Vice Chancellor